

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 26, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 0.350% Medium-Term Notes, Series A, due August 26, 2022 of AMERICAN HONDA FINANCE CORPORATION under the Exchange Act of 1934.

Sincerely,